Securities and Exchange Commission
Washington, DC 20549

Amendment to Form N-8A

Amendment to Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940

The undersigned investment company (formerly RiverNorth Long Prime Unicorn Fund 2028, Inc.) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration, for the purpose of reflecting a change in its name, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such amendment to its notification of registration submits the following information:

Name:

RiverNorth Long Prime Unicorn Fund I, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

360 S. Rosemary Avenue, Suite 1420, West Palm Beach, FL 33401

Telephone Number (including area code):

(561) 484-7185

Name and Address of Agent for Service of Process:

Marcus L. Collins

RiverNorth Capital Management, LLC

360 S. Rosemary Avenue, Suite 1420

West Palm Beach, FL 33401

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes [X] No [   ]

_________________

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of West Palm Beach and State of Florida on the 29th day of May, 2026.

RiverNorth Long Prime Unicorn Fund I, Inc.
(Name of Registrant)

By:	/s/ Patrick W. Galley
Patrick W. Galley
President

Attest:	/s/ Marcus L. Collins
Marcus L. Collins
Chief Compliance Officer and Secretary

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